Exhibit 1.2

Investor Relations	Media Relations

Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Jen Buchhalter Articulate Communications Inc. 617.451.7788 ext. 16 jbuchhalter@articulatepr.com

CDC Software Launches Franchise Partner Program
With $20 Million Investment for Strategic Channel Partners

Investments in Partners Will Fund Market Expansion, Lead Generation and
Accelerated Product Localization in Geographies Targeted for Rapid Growth

ATLANTA, April 18, 2006 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of enterprise software applications, today announced its Franchise Partner Program, which includes $20 million earmarked for investment in channel partners. CDC Software will establish strategic relationships with selected franchise partners to accelerate mutual business expansion.

CDC Software will select participating partners in high-growth geographies including Eastern Europe, Middle East, Latin America, India and China. For participation in the Franchise Partner Program, CDC Software will select partners with long-standing, successful track records in CRM, ERP and SCM. Additionally, the company will consider the more than 450 authorized distribution partners of c360, a recently announced pending acquisition of CDC Software. c360 is a global provider of CRM add-on products, industry-specific CRM solutions and CRM development tools for Microsoft Dynamics CRM.

“With our more than $217 million in net cash, we are actively expanding the breadth of our industry-specific enterprise software solutions through targeted acquisitions,” said Peter Yip, chief executive officer for CDC Corporation and executive chairman for CDC Software. “We will also use our substantial cash reserves to expand our global distribution footprint with investments in strategic partners in key geographies. We believe this approach is unique in the mid-tier enterprise software markets and will help to ensure our competitive success in these targeted geographies.”

Through direct cash investments, equity investments, lines of credit or a combination of these, CDC will invest up to $20 million in selected distribution franchise partners on a case-by-case basis. The investments will be used to help these partners grow their businesses through expanded marketing and sales programs, and accelerated product localization. Additionally, CDC Software often sells enterprise applications to multi-national companies with operations in the same targeted geographies. These customers will benefit from local support and services that will be provided in the future by the CDC Software franchise network.

The Franchise Partner Program will be co-managed by Eric Musser, executive vice president, strategy, mergers and acquisitions, and chief technology officer for CDC Software, and the local CDC Software executive in each targeted geography. The company is now finalizing initial investments in several existing partners and expects to make an announcement within 45 to 90 days. Current distribution partners of CDC Software, interested in participating in the Franchise Partner Program, should contact the company at .

About CDC Software
CDC Software, the Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 4,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA). For more information, please visit www.cdcsoftware.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website: www.cdccorporation.net

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the development of CDC Software’s Franchise Partner Program, future opportunities with channel partners, ability to help channel partners grow their businesses through investment, future acquisitions, future development of enterprise software on a global scale and the ability to provide expansion and support to developing countries. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to make investments in channel partners, the ability of channel partners to utilize any investment to grow their business, the ability to make changes in business strategy, development plans and product offerings; and the development of the enterprise software sector on a global scale. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.